SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              _____________________

                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                 (Pursuant to Section 13(e)(1) of the Securities
                              Exchange Act of 1934)
                              _____________________

                          WEST TEXAS UTILITIES COMPANY
                                (Name of Issuer)

                       CENTRAL AND SOUTH WEST CORPORATION
                        (Name of Person Filing Statement)

                  Title                                CUSIP
         West Texas Utilities Company,
           Cumulative Preferred Stock
               4.40% Series                          956279 20 2

                         (Title of Class of Securities)
                       (CUSIP No. of Class of Securities)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                            Dallas, Texas 75202-1234
                                 (214) 777-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                                 April 17, 1997
                               (Date of Amendment)

                            Calculation of Filing Fee

         Transaction Valuation*                      Amount of Filing Fee
              $4,146,600                                    $830

          *Solely for purposes of calculating the filing fee and computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding




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fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.

[ X ]    Check box if any part of the fee is offset as provided
by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $830
Form or Registration No.:  Schedule 13E-4
Filing Party:  Central and South West Corporation
Date Filed:  March 18, 1997

         This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated March 18, 1997 filed by Central and South West Corporation, a Delaware corporation ("CSW"), relating to its offer to purchase any and all outstanding Shares of 4.40% Series Cumulative Preferred Stock of West Texas Utilities Company, a Texas corporation and wholly owned subsidiary of CSW ("WTU"), upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement, dated March 18, 1997 (the "Offer to Purchase"), and in the Letter of Transmittal and Proxy (which together constituted the "Offer"), copies of which are attached as Exhibit 99.(a)(1) and 99.(a)(2) to the Statement.

         Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 1.  Security and Issuer

         Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:

         (b)(i) CSW is amending the Offer contained in the Offer to Purchase and the Letter of Transmittal and Proxy to waive the condition of the Offer that an amendment to WTU's Restated
Articles of Incorporation must be approved and adopted at a special meeting of WTU's shareholders which has been adjourned to 9:45 a.m., Central Time, on Monday April 28, 1997 at WTU's headquarters in Abilene, Texas.

         (b)(ii) The Offer contained in the Offer to Purchase and the Letter of Transmittal and Proxy is also being amended to extend the Expiration Date (as defined in the Offer to Purchase) of the Offer until 10:00 a.m., Central Time, on Monday, April 28, 1997.

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         A press release issued by CSW and announcing the amendment of the Offer is attached hereto as Exhibit 99.(a)(10).

         All other terms and conditions of the Offer remain unchanged.

Item 8.  Additional Information.

         (e)(i) On April 17, 1997, WTU announced that its shareholders had voted to adjourn a special meeting of shareholders held at WTU's offices in Abilene, Texas on April 16, 1997, to consider an amendment to WTU's Restated Articles of Incorporation (the "Articles") to eliminate a provision limiting WTU's ability to issue securities representing (i) unsecured indebtedness to no more than 20% of the aggregate of its capital, surplus and secured debt and (ii) unsecured indebtedness maturing in less than ten years to 10% of such aggregate. The special meeting will be reconvened at 9:45 a.m., Central Time, on Monday, April 28, 1997 at WTU's offices in Abilene, Texas.

Item 9.  Material to be Filed as Exhibits

         Exhibit No.                Description


         99.(a)(10)                 Press Release, dated April 17, 1997.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997

                                     Central and South West Corporation


                                     By:  /s/ Wendy G. Hargus
                                              Wendy G. Hargus
                                                 Treasurer